

July 19, 2006

Richard L. Dunn, CFO
Dycom Industries, Inc.
11770 U.S. Highway One, Suite 101
Palm Beach Gardens, FL 33408

**Re: Dycom Industries, Inc.
          File No. 1-10613**

Dear Mr. Dunn:

        We have reviewed your 7/18/06 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comments 1 and 2

     In our 4/28/06 letter, we observed that there was a single sentence of MD&A disclosure in the 7/30/05 Form 10-K addressing the fourth quarter WMCC impairment charge. That single sentence of disclosure cited a reduction in expected future cash flows caused by WMCC's recent under-performance. We subsequently observed that this single sentence of disclosure was not informative given that, under SFAS 142, all goodwill impairments are caused by a reduction in expected future cash flows. We identified specific, relevant guidance in the Financial Reporting Codification and requested that a substantive and informative explanation of the WMCC impairment charge be provided in an amendment to the 7/30/05 Form 10-K. In our 6/14/06 letter, we provided further elaboration on the specific information necessary to an understanding of the impairment charge. We advised that this information was considered to be material given the absence of any forewarning disclosure and given that the charge approximates 50% of the year's pre-tax income. In your 6/2/06 and 7/18/06 response letters, you express the belief that the company has satisfied its disclosure obligations. In a letter of supplemental information, please clarify for us how the single sentence of MD&A

disclosure in the 7/30/05 Form 10-K complies with the relevant guidance. For example, Section 501.12.b.4. of the Financial Reporting Codification is titled "Focus on Analysis" and outlines required disclosures that are not in the 7/30/05 Form 10-K. If management is unable to demonstrate that the single sentence of MD&A disclosure fully satisfies the cited disclosure requirements with respect to the 7/30/05 10-K filing, then that filing should be revised to disclose all of the previously requested information.

Please respond to these comments within 10 business days or tell us by then when you will provide us with a response. You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief